July 15, 2019

VIA EDGAR TRANSMISSION AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Cara Lubit
Mr. Hugh West
Mr. Lori Empie
Ms. Jessica Livingston
Mr. Michael Clampitt
Mr. Eric Envall

Re: AssetMark Financial Holdings, Inc.

Registration Statement on Form S-1

File No. 333-232312

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, wish to advise that between July 9, 2019 and the date hereof, approximately 1,080 copies of the Preliminary Prospectus dated July 8, 2019 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of AssetMark Financial Holdings, Inc. that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on July 17, 2019 or as soon thereafter as practicable, or at such other time as Davis Polk & Wardwell LLP, outside counsel for AssetMark Financial Holdings, Inc., may request by a telephone call to the staff of the United States Securities and Exchange Commission.

[Signature page follows]

Very truly yours,

J.P. Morgan Securities LLC

Goldman Sachs & Co. LLC

As representatives of the Underwriters

J.P. Morgan Securities LLC

By:	/s/ Frank Bruni
Name: Frank Bruni
Title: Managing Director

Goldman Sachs & Co. LLC

By:	/s/ C. Erich Bluhm
Name: C. Erich Bluhm
Title: Managing Director

[Signature Page to Underwriters Acceleration Letter]